Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730

April 24, 2007

VIA FACSIMILE: (202) 772-9210

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attn: David Lyon

       RE:  Registration Statement on Form SB-2, Amendment No. 1 (File No. 333-140768)

Ladies and Gentlemen:

       With respect to the above-referenced Registration Statement on Form SB-2 of Semoran Financial Corporation (the "Company"), pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C., time, on Wednesday, May 9, 2007, or as soon thereafter as possible.

       In this connection, it is acknowledged that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/s/ Lloyd J. Weber

Lloyd J. Weber
Chairman and Chief Executive Officer
cc:	Christian Windsor, Special Counsel SEC, Division of Corporation Finance 100 F. Street, N.E., Mail Stop 4561 Washington, D. C. 20549-4561
Daniel D. Dinur, Esq. (via Fax: 770/395-3171)